May 8, 2012

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On March 9, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 69 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 70 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding disclosures regarding revisions to investment strategies of the Longview Global Allocation Fund (the “Fund”), which would permit the Fund to make investments in privately issued notes as part of the Fund’s principal investment strategies. On April 24, 2012, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: The fee table has line items that reflect “Fee Waivers/Expense Reimbursements,” as well as “Total Annual Fund Operating Expenses Net of Fee Waiver/Expense Reimbursements.” If there are no waivers and/or reimbursements, please remove these line items and the corresponding footnote 3. If there are fee waivers and/or reimbursements, the line items and footnote 3 may remain.

Response:        The Trust has revised the disclosure in a manner consistent with your comment.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

May 8, 2012

Fund Summary – Principal Investment Strategies

2.	Comment: In the fourth paragraph of this section, please revise the second factor in the definition of a foreign issuer to indicate that the securities of such an issuer must be “principally traded” on an exchange outside the United States.

Response:        The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Control Persons

3.	Comment: In the section entitled, “Control Persons and Principal Holders of Securities,” please update the 2nd paragraph as the Fund has commenced operations.

Response:        The Trust has revised the disclosure as you have requested.

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The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively